Robert S. Kant
Tel 602.445.8302
Fax 602.445.8100
KantR@gtlaw.com
April 5, 2010
VIA FEDERAL EXPRESS AND
     THE EDGAR SYSTEM

Maryse Mills-Apenteng
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Synaptics, Inc. Form 10-K for Fiscal Year Ended June 30, 2009
Dear Ms. Mills-Apenteng:
     The following is in response to your letter dated March 5, 2010. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type. To further facilitate the Staff’s review, the enclosed courtesy copies of the Compensation Discussion and Analysis have been marked in the margins to indicate the location of the cumulative revisions made in response to the corresponding comment numbers from the Staff’s December 29, 2009 and March 5, 2010 letters.
Form 10-K for Fiscal Year Ended June 30, 2009
Part I
Item 1A. Risk Factors
The valuation of our technology conducted in connection with our international operating structure, page 27
1.	SEC Comment: We note your response to prior comment 1 and we reissue it in part. As requested in the prior comment, please tell us what consideration you have given to discussing the material terms of your agreement with Synaptics LLC in your filing. In addition, expanded disclosure consistent with your response in paragraph (b) to prior comment 1 appears to be warranted. Please advise.

Company Response: The Company considered whether the material terms of the intercompany agreement, which was executed in June 2004, required disclosure and determined such disclosure was not warranted. When the Company addresses the possibility of disclosing the material terms of an intercompany agreement it assesses whether those terms are likely to have a
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Maryse Mills-Apenteng
April 5, 2010

material impact on the Company’s business or financial statements and therefore would provide an investor with meaningful information to make an informed investment decision. The Company concluded that the material terms of the intercompany agreement were not likely to have a material impact on its business or financial statements and would not represent meaningful information to an investor to make an informed investment decision.

2.	SEC Comment: We note your statement in response to prior comment 1 that your current business model is the result of a sales and organizational restructuring, which was implemented to reflect how you grew over time and to reflect the realities of the international scope and breadth of your business. Tell us what consideration you have given to including disclosure in your Business section that describes your international operating structure in more detail, and whether Management’s Discussion and Analysis should include additional disclosure addressing the sales and organizational restructuring.

Company Response: The Company considered whether to include additional disclosure of its international operating structure in the Business section describing the structure in more detail and concluded such disclosure was not warranted. When the Company addresses the possibility of providing additional disclosure of its international operating structure, it assesses whether the disclosure is likely to provide an investor with meaningful information to make an informed investment decision. The Company concluded that the disclosure of a description of its international operating structure would not represent meaningful information to an investor to make an informed investment decision.

The Company considered whether Management’s Discussion and Analysis should include additional disclosure addressing the sales and organizational restructuring, which occurred in 2004, and concluded such disclosure was not warranted. When the Company addresses the possibility of disclosing information associated with an internal restructuring, it assesses whether the internal restructuring is likely to have a material impact on the Company’s business and financial statements and therefore would provide an investor with meaningful information to make an informed investment decision. The Company concluded that the internal restructuring was not likely to have a material impact on its business or financial statements and would not represent meaningful information to an investor to make an informed investment decision.
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Maryse Mills-Apenteng
April 5, 2010

Part III
Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed September 10, 2009)
Compensation Discussion and Analysis, page 7
General
3.	SEC Comment: We note your responses to prior comments 4 and 12 and have additional concerns. Your expanded disclosure continues to address compensation paid to named executive officers (NEOs) on an aggregated rather than on an individualized basis. Please revise your proposed disclosure to explain on an individualized basis how the compensation committee determined the specified amount of base salary, bonus, etc. to pay each NEO. For instance, you state generally that base salaries for named executive officers were increased for fiscal 2009 between 2.5% and 13.3% on an annualized basis and that the increase tends toward the mid-point of the comparable companies. Your disclosure should address the amount of increase for each NEO, to the extent there are differences, and the reasons for any variations in the amount of increase. In addition, please address the extent to which target or maximum levels of performance goals were set and achieved and how achievement of corporate and individual performance objectives resulted in specific payouts under the plan.

Company Response: The Company proposes to revise its disclosure to conform to the Staff’s comment as it pertains to explaining on an individualized basis how the Company’s Compensation Committee determined the specified amount of each element of compensation to pay each named executive officer. Pursuant to your request, the Company proposes to revise the “Fiscal 2009 Incentive Compensation Program” section as follows:

“In connection with our fiscal 2009 incentive compensation program, we reviewed the Executive Radford Benchmark Survey, a leading international compensation survey covering more than a thousand high-tech companies. We benchmarked our compensation levels with Northern California-based high-growth technology companies with revenue of between $200 million and $1.0 billion. Examples of such companies included in the Executive Radford Benchmark Survey are Akamai Technologies, Avocent, Cymer, Epicor Software, F5 Network, Mattson Technology, MKS Instruments, Novatel
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Maryse Mills-Apenteng
April 5, 2010

Wireless, Opnext, Red Hat, Silicon Image, Silicon Laboratories, SIRF Technology Holdings, Super Micro Computer, and TriQuint Semiconductor.

As is our practice, we set base salaries for our executive officers at the beginning of the fiscal year. Base salaries for the named executive officers were increased for fiscal 2009 as set forth below. The increases reflect performance assessments by the Compensation Committee and changes in comparable company base salary levels for the year.

Our fiscal 2009 incentive compensation bonus program was broad based with approximately 75% of our worldwide employees participating. The portion of the incentive compensation bonus pool established by our Board of Directors for the named executive officers of $1.4 million represented approximately 2.0% of our fiscal 2009 operating profit. The amount of the bonus pool for fiscal 2009 reflected the aggregate cash incentive targets for all our executive officers based on comparable company surveys and reaching a specified operating profit measure. The bonus amount paid to each executive from the bonus pool was determined based on the executive’s position and responsibility level within our company and a subjective assessment by the Compensation Committee of performance by the executive in satisfying individual goals. The performance was reviewed by the Compensation Committee, which made recommendations for approval by the Board of Directors. Based on both individual performances and the assessment of our company’s overall performance in fiscal 2009, bonuses were awarded to our named executive officers as set forth below.

For fiscal 2009, our stock-based incentive compensation grants for executive officers took the form of grants of stock options as was the case for fiscal 2008 rather than a combination of stock options and deferred stock units as was the case for fiscal 2007. In fiscal 2009, we granted stock options to certain executive officers and other employees under the program, including those to our named executive officers as set forth below. The amount of stock options granted to each executive officer during fiscal 2009 reflected the executive’s position within our company, stock option grants by comparable companies for comparable positions, and the options held by the executive. The vesting schedule for stock option awards was generally 25% on the first anniversary of the grant date and 1/48th each month thereafter. The vesting schedule is designed to encourage executives to continue in the employ of our company. Each executive forfeits the unvested portion, if any, of the stock options if the executive’s service to our company is terminated for any reason, except as may otherwise be determined by the Board of Directors.
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Maryse Mills-Apenteng
April 5, 2010

Mr. Lee’s individual performance goals for fiscal 2009 were to leverage our leadership in technology and innovation for our product offerings; improve customer satisfaction; localize and scale our product development capability; develop and build our employee base; and enhance our strategy and execution. Mr. Lee received a 13.3% increase in base salary in July 2008 to align his base salary with comparable company base salaries and his performance as Chief Executive Officer. Mr. Lee received a bonus payout of 120% of his target bonus and options to purchase 195,000 shares of our common stock. Mr. Lee’s strategic leadership helped deliver substantial stockholder value as the company achieved record revenue, operating profit, and net income per share during fiscal 2009. Mr. Lee’s compensation for fiscal 2009 reflects the performance of our company during fiscal 2009 and the satisfactory achievement of his individual performance goals.

Mr. Tiernan’s individual performance goals for fiscal 2009 were to improve customer satisfaction; direct our future business growth plan; enhance operating profit; and develop and build our employee base. Mr. Tiernan received a 7.1% increase in base salary in July 2008 to align his base salary with comparable company base salaries and his job performance. Mr. Tiernan received a bonus payout of 105% of his target bonus and options to purchase 150,000 shares of our common stock. Mr. Tiernan’s compensation reflects his expanding role at our company as he transitioned from Executive Vice President and General Manager to President and Chief Operating Officer, the performance of our company in fiscal 2009, and the satisfactory achievement of his individual performance goals. Mr. Tiernan became our Chief Executive Officer in July 2009, after serving as Chief Operating Officer.

Mr. Knittel’s individual performance goals for fiscal 2009 were to support our business growth objectives with appropriate processes and controls; monitor and review our corporate and financial structure to set future financial strategy; and foster an environment of high integrity and ethics and regulatory compliance. Mr. Knittel received a 9.6% salary increase in July 2008 to align his base salary with comparable company base salaries and his job performance. Mr. Knittel received a bonus payout of 115% of his target bonus and options to purchase 97,500 shares of our common stock. Mr. Knittel’s compensation for fiscal 2009 reflects the depth of his experience as Chief Financial Officer, the performance of our company during fiscal 2009, and the satisfactory achievement of his individual performance goals for the year.
Messrs. Long and Montalbo joined our company in January 2008. Mr. Long’s individual performance goals for fiscal 2009 were to improve customer satisfaction; develop and expand strategic relationships to enhance our ability
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April 5, 2010

to offer value-added solutions to our customers and penetrate new markets; and develop and build our employee base. Mr. Montalbo’s individual performance goals for fiscal 2009 were to leverage our technology to develop and deliver new advanced product solutions; design products for cost-effective production; improve design and development processes to shorten time to market; improve customer satisfaction; and develop and build our employee base. Each of Messrs. Long and Montalbo received an increase in base salary of 2.5% in July 2008 to align their base salary with comparable company base salaries. Messrs. Long and Montalbo received a bonus payout of 90% of their target bonuses and options to purchase 37,500 shares of our common stock. The increase in the base salary, the bonus level, and the stock-based compensation reflect their relatively short tenure with our company, their compensation review in connection with their recent hires, and their satisfactory achievement of their goals.

We were a party to Change of Control and Severance Agreements with each of Messrs. Lee, Tiernan, and Knittel during fiscal 2009. Under these agreements, the vesting on any of their unvested stock options or deferred stock units will accelerate upon a change in control of our company. In addition, the agreements provide for the continuation of base salary payments and benefit coverage for the executive’s family for a period of 12 months after the death of the executive and for the payment in the event of disability of a lump sum equal to the greater of the average of the base salary and bonus for the two fiscal years prior to such termination or the executive’s base salary and targeted bonus for the fiscal year in which such termination occurs. We did not consider the existence of these agreements in connection with the compensation of Messrs. Lee, Tiernan, or Knittel during fiscal 2009.”

4.	SEC Comment: Similarly, we note that actual annual bonuses ranged from 90% to 120% of target bonuses for fiscal 2009, with your Chief Executive Officer receiving 120% of his target bonus. Please include a discussion of how the Committee determined that the amounts paid to each named executive officer under this element of compensation were appropriate. Your discussion should specify the individual goals for each NEO and describe how the Committee’s assessment of the individual performance goals affected the actual bonus amount paid. Further, for this and any other element of compensation where benchmarking is used, even in part, please describe how the compensation awarded compared to the benchmark and how discretion was used, if at all.

Company Response: The Company proposes to revise its disclosure to conform to the Staff’s comment as it pertains to discussing how the Company’s
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Maryse Mills-Apenteng
April 5, 2010

Compensation Committee determined that the actual annual bonus amounts paid to each named executive officer were appropriate. Pursuant to your request, the Company proposes to add the following to the “Fiscal 2009 Incentive Compensation Program” section:

“Mr. Lee’s individual performance goals for fiscal 2009 were to leverage our leadership in technology and innovation for our product offerings; improve customer satisfaction; localize and scale our product development capability; develop and build our employee base; and enhance our strategy and execution. Mr. Lee received a 13.3% increase in base salary in July 2008 to align his base salary with comparable company base salaries and his performance as Chief Executive Officer. Mr. Lee received a bonus payout of 120% of his target bonus and options to purchase 195,000 shares of our common stock. Mr. Lee’s strategic leadership helped deliver substantial stockholder value as the company achieved record revenue, operating profit, and net income per share during fiscal 2009. Mr. Lee’s compensation for fiscal 2009 reflects the performance of our company during fiscal 2009 and the satisfactory achievement of his individual performance goals.

Mr. Tiernan’s individual performance goals for fiscal 2009 were to improve customer satisfaction; direct our future business growth plan; enhance operating profit; and develop and build our employee base. Mr. Tiernan received a 7.1% increase in base salary in July 2008 to align his base salary with comparable company base salaries and his job performance. Mr. Tiernan received a bonus payout of 105% of his target bonus and options to purchase 150,000 shares of our common stock. Mr. Tiernan’s compensation reflects his expanding role at our company as he transitioned from Executive Vice President and General Manager to President and Chief Operating Officer, the performance of our company in fiscal 2009, and the satisfactory achievement of his individual performance goals. Mr. Tiernan became our Chief Executive Officer in July 2009, after serving as Chief Operating Officer.

Mr. Knittel’s individual performance goals for fiscal 2009 were to support our business growth objectives with appropriate processes and controls; monitor and review our corporate and financial structure to set future financial strategy; and foster an environment of high integrity and ethics and regulatory compliance. Mr. Knittel received a 9.6% salary increase in July 2008 to align his base salary with comparable company base salaries and his job performance. Mr. Knittel received a bonus payout of 115% of his target bonus and options to purchase 97,500 shares of our common stock. Mr. Knittel’s compensation for fiscal 2009 reflects the depth of his experience as Chief
GREENBERG TRAURIG, LLP

Maryse Mills-Apenteng
April 5, 2010

Financial Officer, the performance of our company during fiscal 2009, and the satisfactory achievement of his individual performance goals for the year.

Messrs. Long and Montalbo joined our company in January 2008. Mr. Long’s individual performance goals for fiscal 2009 were to improve customer satisfaction; develop and expand strategic relationships to enhance our ability to offer value-added solutions to our customers and penetrate new markets; and develop and build our employee base. Mr. Montalbo’s individual performance goals for fiscal 2009 were to leverage our technology to develop and deliver new advanced product solutions; design products for cost-effective production; improve design and development processes to shorten time to market; improve customer satisfaction; and develop and build our employee base. Each of Messrs. Long and Montalbo received an increase in base salary of 2.5% in July 2008 to align their base salary with comparable company base salaries. Messrs. Long and Montalbo received a bonus payout of 90% of their target bonuses and options to purchase 37,500 shares of our common stock. The increase in the base salary, the bonus level, and the stock-based compensation reflect their relatively short tenure with our company, their compensation review in connection with their recent hires, and their satisfactory achievement of their goals.”
Base Salary and Annual Bonuses, page 8
5.	SEC Comment: We note that your response to prior comment 10 does not address the issues raised and we reissue the comment. You indicate in your proposed disclosure that the company establishes target operating performance levels upon which incentive bonuses are based. However, you have not provided quantitative disclosure of the corporate performance targets. Please tell us whether you have omitted the target information in reliance on Instruction 4 to Item 402(b) of Regulation S-K and, if so, that you have a competitive harm analysis that supports your reliance on that instruction, or advise. To the extent you have relied on Instruction 4 to omit this information, you must provide meaningful disclosure regarding how difficult it was for the executives or how likely it was for the company to achieve the undisclosed target levels. If you did not omit the target information in reliance on Instruction 4, please disclose the corporate performance target levels.

Company Response: The Company has omitted the target information in reliance on Instruction 4 to Item 402(b) of Regulation S-K. The target information is not a measurement of financial performance that the Company publishes and the Company believes that the disclosure would cause
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Maryse Mills-Apenteng
April 5, 2010

competitive harm. The Company believes that it was difficult for the executive officers to achieve the undisclosed target levels because achieving such target levels required a more than 30% increase in performance over the prior year’s results.

6.	SEC Comment: We are unable to concur with your assertion in response to prior comment 11 that the incentive plan awards were discretionary in nature given that they are based on meeting established performance targets. Please revise your summary compensation table to disclose awards made pursuant to the incentive compensation plan in the non-equity incentive plan compensation column (column (g)).

Company Response: The Company continues to believe that it is more appropriate that the cash bonuses be included in the Bonus column because of the subjective nature of the Company’s incentive compensation plan. Pursuant to the Staff’s comment, the Company proposes to revise the “Fiscal 2009 Incentive Compensation Program” section as follows:

“The bonus amount paid to each executive from the bonus pool was determined based on the executive’s position and responsibility level within our company and a subjective assessment by the Compensation Committee of performance by the executive in satisfying individual goals.”
* * * *
          In connection with this response, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. Furthermore, the Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We hope that this resolves the questions as outlined in your memo. Should you have any further questions, please do not hesitate to contact me.

Sincerely,
/s/ Robert S. Kant
Robert S. Kant

cc:	Thomas J. Tiernan, Synaptics Incorporated Kathleen A. Bayless, Synaptics Incorporated Kermit Nolan, Synaptics Incorporated
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